Exhibit 12

FIRST BANCORP

COMPUTATION OF EARNINGS TO FIXED CHARGES AND PREFERRED SHARE DIVIDENDS

($ in thousands, except for ratios)

(Unaudited)

	Years Ended December 31,
	2015	2014	2013	2012		2011
Including Interest on Deposits:
Earnings:
Income (loss) before income taxes	$41,160	38,531	32,780	(40,358)		21,012
Fixed charges	7,304	8,625	11,345	17,762		23,973
Total earnings (loss)	$48,464	47,156	44,125	(22,596)		44,985

Fixed charges:
Interest on deposits	$5,319	7,072	9,960	15,454		21,351
Interest on borrowings	1,589	1,151	1,025	1,866		2,214
Amortization of debt issuance costs	—	—	—	—		—
Interest portion of rental expense (1)	396	402	360	442		408
Total fixed charges	$7,304	8,625	11,345	17,762		23,973
Preferred dividend requirements	603	868	895	2,809		3,234
Total fixed charges and preferred dividends	$7,907	9,493	12,240	20,571		27,207

Ratio of earnings (loss) to fixed charges, including interest on deposits	6.64x	5.47x	3.89x	(1.27x	)	1.88x
Ratio of earnings (loss) to fixed charges and preferred dividends, including interest on deposits	6.13x	4.97x	3.60x	(1.10x	)	1.65x

Excluding Interest on Deposits:
Earnings:
Income (loss) before income taxes	$41,160	38,531	32,780	(40,358)		21,012
Fixed charges	1,985	1,553	1,385	2,308		2,622
Total earnings (loss)	$43,145	40,084	34,165	(38,050)		23,634

Fixed charges:
Interest on borrowings	$1,589	1,151	1,025	1,866		2,214
Amortization of debt issuance costs	—	—	—	—		—
Interest portion of rental expense (1)	396	402	360	442		408
Total fixed charges	$1,985	1,553	1,385	2,308		2,622
Preferred dividend requirements	603	868	895	2,809		3,234
Total fixed charges and preferred dividends	$2,588	2,421	2,280	5,117		5,856

Ratio of earnings (loss) to fixed charges, excluding interest on deposits	21.74x	25.81x	24.67x	(16.49x	)	9.01x
Ratio of earnings (loss) to fixed charges and preferred dividends, excluding interest on deposits	16.67x	16.56x	14.98x	(7.44x	)	4.04x

(1)	Estimated to be one-third of rental expense.